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Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	Fiscal Year Ended
(Dollars in thousands)	November 27, 2011		November 28, 2010		November 29, 2009		November 30, 2008		December 2, 2007
Pre-tax (loss) income from continuing operations	$(4,923)		$39,537		$21,479		$55,185		$124,203
Fixed charges:
Interest expense and amortization of debt discount and financing costs	87,743		85,617		76,582		56,456		60,881
Rental—33%(a)	5,662		5,671		5,609		5,509		5,806
Total fixed charges	93,405		91,288		82,191		61,965		66,687
Earnings before income taxes and fixed charges	88,482		130,825		103,670		117,150		190,890
Ratio of earnings to fixed charges	0.9	x	1.4	x	1.3	x	1.9	x	2.6	x

(a)
The percent of rent included in the calculation is a reasonable approximation of the interest factor in the Company's operating leases.

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  Exhibit 12.1
Computation of Ratio of Earnings to Fixed Charges